IAMGOLD CORPORATION ANNUAL

MEETING OF SHAREHOLDERS HELD ON

MAY 10, 2017

PREPARED BY

Computershare

COMPUTERSHARE TRUST COMPANY OF CANADA
TORONTO

Computershare

IAMGOLD CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 10, 2017

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Elect John E. Caldwell as Director	262,240,888	0	2,084,731	1,465	47,400,429	99.21%	0.00%	0.79%
Elect Donald K. Charter as Director	250,263,484	0	14,062,135	1,465	47,400,429	94.68%	0.00%	5.32%
Elect Sybil E. Veenman as Director	260,687,191	0	3,638,428	1,465	47,400,429	98.62%	0.00%	1.38%
Elect Richard J. Hall as Director	262,324,881	0	2,000,738	1,465	47,400,429	99.24%	0.00%	0.76%
Elect Stephen J. J. Letwin as Director	259,226,975	0	5,098,644	1,465	47,400,429	98.07%	0.00%	1.93%
Elect Mahendra Naik as Director	244,425,371	0	19,900,248	1,465	47,400,429	92.47%	0.00%	7.53%
Elect Timothy R. Snider as Director	260,216,164	0	4,109,455	1,465	47,400,429	98.45%	0.00%	1.55%
Appointment of Auditors	308,001,266	0	3,724,782	1,465	0	98.81%	0.00%	1.19%
Advisory Vote on Executive Compensation	179,355,954	84,969,665	0	1,465	47,400,429	67.85%	32.15%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	224
TOTAL SHARES ISSUED & OUTSTANDING:	464,615,756
TOTAL SHARES VOTED:	311,727,513
TOTAL % OF SHARES VOTED:	67.09%